SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES
EXHIBIT INDEX
Press Release: First Quarter of 2004
Discussion of Q1 2004 and Recent Developments

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004		EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Press release dated May 10, 2004
99.2	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the three months ended March 31, 2004.

Exhibit 99.1

PRESS RELEASE

May 10, 2004

First quarter of 2004:
SUBSTANTIAL DEMAND FOR SHIP FINANCING

Compared to market interest rates, the interest rates on government supported export credits and ship financing from Eksportfinans have been favorable for the borrowers in the first quarter of 2004. This has inter alia resulted in large demand for financing of ships built at Norwegian yards.

— Our impression is that the Norwegian shipbuilding industry is still going through a difficult time. But competitive financing from Eksportfinans has contributed to the realization of some large projects within this sector, comments Tor F. Johansen, President and CEO of Eksportfinans ASA. At the same time he states that the institution is working actively to increase the general knowledge of export financing in several industries. — Our marketing activities aimed at exporters, shipyards, ship owners and regional banks in Norway have increased by around 40 percent in the first three months of 2004 compared to the corresponding period the year before, says Tor F. Johansen. At the same time the backlog of accepted loan offers has increased.

Eksportfinans’ subsidiary, Kommunekreditt Norge AS, which offers financing to the local government sector in Norway, experienced lending growth of around 9 percent in the first quarter of 2004. Total outstanding loans from the company surpassed 40.0 billion Norwegian kroner. — The local government sector in Norway is still in need of credits to finance its investments, and our lending products are well adapted to their needs, Tor F. Johansen explains. Almost all of the local governments in Norway have a customer relationship with Kommunekreditt.

In the first quarter of 2004, Eksportfinans net income totaled NOK 66 million, which was NOK 5 million more than in the corresponding period in 2003. At 31 March 2004 total assets for the group were NOK 110.3 billion, up NOK 6.9 billion since year-end 2003. New lending in the first quarter of 2004 totaled NOK 4.8 billion, divided into NOK 660 million in export related loans and NOK 4.1 billion in municipal financing. The relatively low disbursement figures for export credits are related to the difficult market situation for Norwegian exporters in the first half-year of 2003.

Exhibit 99.2

Discussion of Q1 2004 and Recent Developments

SUMMARY

Eksportfinans’ net income was NOK 66 million in the first quarter of 2004. This is NOK 5 million higher than in the corresponding period last year. Total assets for the group were NOK 110.3 billion at 31 March 2004, an increase of NOK 6.9 billion since year-end 2003.

New lending in the first quarter of 2004 totaled NOK 4.8 billion, of which NOK 660 million were to export-related lending and NOK 4.1 billion to local government lending.

During the first quarter of 2004 Eksportfinans borrowed NOK 4.3 billion in the international capital markets. The total long-term funding requirement for the fiscal year 2004 is expected to be NOK 17.5 billion.

LENDING

Disbursements to export credits and loans for international activities made up NOK 660 million in the first three months of 2004, compared with NOK 972 million during the corresponding period in 2003. For export credits it is common that disbursement takes one year or more from the first contact regarding a project. The decline in disbursements in the first three months of 2004 is therefore related to the difficult market conditions faced by Norwegian exporters in the first half-year of 2003, with high exchange rates and high interest rates for the Norwegian krone.

The Export Lending Section within Eksportfinans was reorganized in December 2003 in order to strengthen marketing efforts and to make it a more pro-active partner for Norwegian exporters and banks. In the three first months of 2004 this has resulted in new cooperation agreements with several regional banks in Norway, as well as a more than 40 percent increase in meetings with clients as compared to the previous quarter.

Activity has been especially high within the shipping sector in the first quarter of 2004. As a consequence of the interest rate development in the Norwegian krone, the euro and the US dollar, the Government Supported Interest Rate CIRR has been favorable compared to market rates during this period. Consequently, the demand for financing of ships due to be built at Norwegian yards was high.

Since year-end 2003, total outstanding loans from Eksportfinans subsidiary Kommunekreditt Norge AS has increased by approximately 9 percent, reaching a total of NOK 40.0 billion. New loans to the local government sector totaled NOK 4.1 billion in the first quarter of 2004. This was an increase of NOK 1.3 billion compared with the equivalent period in 2003. Of the total new loans from Kommunekreditt, approximately NOK 3.5 billion were direct loans to local governments, while approximately NOK 600 million were loans to municipal companies or to companies with loans backed by their local or county authorities.

The major areas of financing within the municipal sector were nursing home facilities, schools and roads in addition to environmental investments such as water supply, drainage and sewage systems.

FUNDING

In the first quarter of 2004, Eksportfinans had 30 long-term bond issuances in 10 different currencies with an overall volume of NOK 4.3 billion.

Eksportfinans is committed to assisting in the maturing of local debt capital markets worldwide. In the first quarter of 2004 the institution launched its inaugural Singapore dollar issuance. This provided triple-A diversification possibilities to institutional investors in the domestic market. Demand from investors in Asia remained high in the first quarter of 2004, although investors in Japan reduced their activities prior to the Japanese fiscal year-end in March. This was due to the relative weakening of the US dollar, particularly against the Japanese yen.

Eksportfinans is now the third largest foreign bond issuer in the Swiss capital market, and it has strengthened its position further in the first quarter of 2004 through a successful offering at times when most triple-A borrowers were sidelined. Notably, Eksportfinans also issued bonds in Australian as well as New Zealand dollars.

In line with its funding strategy Eksportfinans undertook extensive investor marketing in Europe, Asia, and North America in 2004’s first quarter.

RESULTS

Net interest income was NOK 97 million in the first three months of the year. This is NOK 4 million less than for the corresponding period in 2003. The return on assets was 0.36 percent in the first quarter of 2004, down from 0.43 percent for the corresponding period in 2003, and down from 0.44 percent for the year 2003. The decline is mainly due to a lower interest rate for the Norwegian kroner compared to the year before. Fluctuations in interest rates in the Norwegian krone affect the return on equity-funded assets.

Net changes in the value of securities resulted in a total gain of NOK 24 million in the first quarter of 2004, NOK 12 million more than in the corresponding period in 2003. NOK 6 million were realized gains, whereas NOK 18 million were unrealized gains attributable to the fair market valuation of Eksportfinans’ trading portfolio.

In line with the corresponding period in 2003, total expenses, including salaries and other administration expenses, were NOK 30 million in the first three months of 2004. Depreciation for the first quarter of 2004 was also on the same level as the first quarter of 2003.

BALANCE SHEETS

The group’s total assets were NOK 110.3 billion at the end of the first quarter of 2004. This was an increase of NOK 6.9 billion since the beginning of 2004, and an increase of NOK 10.6 billion since the end of March 2004. Total lending increased by NOK 2.5 billion to NOK 61.7 billion in the first quarter of 2004, while total outstanding commercial paper and bonds increased by NOK 1.7 billion in the corresponding period.

The group’s capital adequacy ratio was 17.9 percent at the end of March 2004, compared with 19.1 percent at 31 March 2003 and 18.4 percent at the end of 2003.

This communication does not constitute an offer to sell or the solicitation of any offer to purchase any of the securities mentioned herein in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to the securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group
	For the		For the
	three months ended		year ended
(in NOK millions)	March 31,		Dec. 31,
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)
Interest and related income	631	533	2,266
Interest and related expenses	534	432	1,823

Net interest income	97	101	443
Commissions and income related to banking services	1	3	17
Commissions and expenses related to banking services	1	1	6
Net gains/(losses) on securities and foreign currencies	24	12	40
Other operating income	3	2	5
Salaries and other administrative expenses	28	26	118
Depreciation	3	3	15
Other operating expenses	2	4	14
Realized loan losses	0	0	0

Net income before taxes	91	84	352
Income taxes	25	23	101

Net income	66	61	251

The accompanying notes are an integral part of these unaudited financial statements.

BALANCE SHEETS (condensed)

	Group
	As of	As of
	March 31,	December 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Loans and receivables due from credit institutions	3,814	2,559
Loans and receivables due from customers	60,738	58,223
Securities	42,061	40,350
Investments in joint controlled activity	1	1
Intangible assets	23	24
Fixed assets	125	126
Other assets	3,119	1,672
Prepayments and accrued revenues	408	384

Total assets	110,289	103,339

Borrowings through the issue of securities	104,915	98,191
Other liabilities	799	779
Accrued interest and other expenses	316	276
Accrued expenses and provisions	21	20
Subordinated debt	997	936
Preferred capital securities	633	595

Total liabilities	107,681	100,797

Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	786	786
Net income for the period	66	0

Total shareholders’ equity	2,608	2,542

Total liabilities and shareholders’ equity	110,289	103,339

The accompanying notes are an integral part of these unaudited financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these are classified as net gains on securities. We have restated the relevant figures from prior to March 31, 2004 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations, financial position and cash flows for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the group’s audited consolidated financial statements as of, and for the year ended, December 31, 2003.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group
(in NOK millions)	March 31, 2004		Dec. 31, 2003
	Book	Risk- weighted	Book	Risk- weighted
	value	value	value	value
	(unaudited)		(audited)
Total assets	89,355	17,883	86,176	17,255
Off-balance sheet items		2,487		2,204

Total risk-weighted value banking portfolio		20,370		19,459
Total risk-weighted value trading portfolio		2,830		2,403
Total currency risk		73		71

Total risk-weighted value		23,273		21,933

The group’s risk capital

(in NOK millions and in per cent of	Group
total risk-weighted value)	March 31, 2004		Dec. 31, 2003
	(unaudited)		(audited)
Core capital (share capital, other equity and preferred capital securities)	2,995	12.8%	2,939	13.4%
Additional capital (subordinated debt)	1,181	5.1%	1,090	5.0%

Total risk capital	4,176	17.9%	4,029	18.4%

3. Loans and receivables due from credit institutions

	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Bank deposits	2,157	1,271
Reverse repos with credit institutions	690	334
Loans (also included in note 4)	967	954

Total	3,814	2,559

The group is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Loans due from credit institutions	967	954
Loans due from customers	60,738	58,223

Total	61,705	59,177

Commercial loans	57,397	54,945
Government-supported loans	4,308	4,232

Total	61,705	59,177

Capital goods	6,123	6,074
Ships	8,476	8,821
Export-related and international activities (1)	7,068	7,559
Financing on behalf of the government (2)	17	17
Loans to Norwegian local government sector	40,021	36,706

Total	61,705	59,177

(1)	Export-related and international activities consists of loans to the following categories:

	March 31,	Dec. 31,
(in NOK millions)	2004	2003
(in NOK millions)	(unaudited)	(audited)
Oil and gas	410	447
Pulp and paper	1,266	1,393
Engineering and construction	451	461
Aluminum, chemicals and minerals	539	531
Pharmaceuticals	76	90
Aviation and shipping	1,256	1,403
Hydro electric power	591	754
Real estate management	2,331	2,331
Other categories	147	149

Total	7,068	7,559

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. Eksportfinans provides the Norwegian part of these loans.

5. Securities

Book Value	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Trading securities	17,942	15,652
Securities available for sale	23,262	23,852
Securities held to maturity	857	846

Total	42,061	40,350

6. Other assets

	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Exchange rate adjustments for derivatives	2,948	1,467
Interim account 108 Agreement	79	108
Other	92	97

Total	3,119	1,672

7. Borrowings through the issue of securities

	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Short-term debt	31,948	29,308
Long-term debt	72,967	68,883

Total	104,915	98,191

8. Other liabilities

	Group
	March 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	799	779

Total	799	779

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the two years ended December 31, 2002 and 2003 and three months ended March 31, 2004, is as follows:

(in NOK millions except	Number of	Share premium	Share	Other	Net income
for number of shares)	shares	reserve	capital	equity	for the period	Total
Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2003	151,765	162	1,594	736	0	2,492
Allocations March 31, 2003		0	0	14	47	61

Balance at March 31, 2003	151,765	162	1,594	750	47	2,553

Balance at April 01, 2003	151,765	162	1,594	750	47	2,553
Restitution of allocations March 31, 2003				(14)	(47)	(61)
Allocations 2003		0	0	50	0	50

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations March 31, 2004		0	0	17	49	66

Balance Dec. 31, 2004	151,765	162	1,594	803	49	2,608

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The group has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Group
	March. 31,	Dec. 31,
(in NOK millions)	2004	2003
	(unaudited)	(audited)
Net interest income
Eksportfinans	66	358
Kommunekreditt	31	85

Total group	97	443

Net income after tax
Eksportfinans	49	212
Kommunekreditt	17	39

Total group	66	251

Total assets
Eksportfinans	69,948	66,208
Kommunekreditt	40,341	37,131

Total group	110,289	103,339

Total equity
Eksportfinans	2,114	2,065
Kommunekreditt	494	477

Total group	2,608	2,542

We believe intra-group transactions are undertaken on arm’s-length commercial terms

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Major customers

The group has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

11. Capitalization and indebtedness

The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of March 31, 2004 on an actual basis and on a pro forma basis giving effect to maximum potential issuances under our U.S.$2 billion debt shelf. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

Other equity has increased by NOK 50 million from December 31, 2002. This amount represents 20% of the net income that we retained following approval by our general meeting of shareholders held on March 25, 2004.

	As of March 31, 2004
	Actual		Pro forma
	NOK	US$	NOK	US$
	(in millions)
	(unaudited)

Short-term debt (including current portion of long-term debt)	44,708.3	6,478.3	44,708.3	6,478.3
Long-term debt (excluding current portion)
Bonds	60,207.2	8,724.2	74,009,8	10,724.2
Subordinated debt	996.6	144.4	996.6	144.4

Total long-term debt	61,203.8	8,868.6	75,006.4	10,868.6

Preferred capital securities	633.5	91.8	633.5	91.8

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share — shares authorized and outstanding 151,765)	1,593.5	230.9	1,593.5	230.9
Other equity	786.3	113.9	786.3	113.9
Share premium reserve	162.5	23.5	162.5	23.5
Net income for the period	65.5	9.5	65.5	9.5

Total shareholders’ equity	2,607.8	377.8	2,607.8	377.8

Total capitalization	109,153.4	15,816.5	122,956.0	17,816.5

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of 6.9012.

RATIOS AND KEY FIGURES

		Group
		For the three months ended
		March 31,
(in NOK millions, except percentages)		2003	2002
		(unaudited)
	OPERATING STATISTICS
1.	Net interest income	97	101
2.	Income before taxes	91	84
3.	Return on equity	10.2%	9.6%
4.	Return on assets	0.36%	0.43%
5.	Net operating expenses/average assets	0.12%	0.13%

		Group
		March 31,	Dec. 31,
		2004	2003
		(unaudited)	(audited)
	BALANCE SHEET STATISTICS
6.	Total assets	110,289	103,339
7.	Total loans outstanding	61,705	59,177
8.	New loans disbursed	4,830	18,133
9.	New long-term borrowing	4,295	29,924
10.	Borrowers/Guarantors public sector share	76.0%	73.7%
11.	Capital adequacy	17.9%	18.4%
12.	Exchange rate NOK/USD	6.9012	6.6750

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.